Exhibit 1

The following summarizes certain information, including financial information, that we will disclose to prospective purchasers in connection with our proposed private placement.

The disclosures set forth below should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2008 which we refer to as our 2008 annual report and our report on Form 6-K, filed with the SEC on September 21, 2009, which we refer to as the September 6-K.

RISK FACTORS

The following risk factors are not the only risks we face, and any of the risk factors described below could significantly and adversely affect our business, results of operations or financial condition.

The Financing Agreement contains several restrictive covenants and limitations that could significantly affect our ability to operate our business.

The financing agreement dated August 14, 2009 for CEMEX, S.A.B. de C.V. with the financial institutions and noteholders named therein as participating creditors and Citibank International plc acting as administrative agent and Wilmington Trust (London) Limited acting as security agent, or the Financing Agreement, requires us, beginning June 30, 2010, to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending June 30, 2011, (ii) 2.00:1 for each semi-annual period after June 30, 2011 through the period ending December 31, 2012 and (iii) 2.25:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including our perpetual debentures) to EBITDA for each semi-annual period not to exceed 7.75:1 for the period ending June 30, 2010 and decreasing gradually for subsequent semi-annual periods to 3.50:1 for the period ending December 31, 2013. Pursuant to the Financing Agreement, we are also prohibited from making aggregate capital expenditures in excess of (i) U.S.$600 million (plus an additional U.S.$50 million contingency to account for currency fluctuations and certain additional costs and expenses) for the year ended December 31, 2009, (ii) U.S.$700 million for the year ended December 31, 2010 and (iii) U.S.$800 million for each year thereafter until the debt under the Financing Agreement has been repaid in full. Through September 30, 2009, we had recorded U.S.$490 million in capital expenditures.

We are also subject to a number of negative covenants that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary; (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets, including those of CEMEX España, S.A. and its material operating subsidiaries; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends and distributions to shareholders, or make other payments; (xi) issue shares; (xii) enter into certain derivatives transactions; and (xiii) exercise any call option on the perpetual debentures we issued through special purpose vehicles.

The Financing Agreement also contains a number of affirmative covenants that, among other things, require us to (i) provide periodic financial information to our lenders and (ii) subject to limited exceptions, restrict cash payment of dividends and share redemptions. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Covenants” in the September 6-K. Pursuant to the Financing Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) we receive an investment-grade rating from two of S&P, Moody’s and Fitch; (ii) we reduce the indebtedness under the Financing Agreement by at least 50.96% (approximately U.S.$7.6 billion) from the original amount of U.S.$15.0 billion; (iii) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5:1; and (iv) no default under the Financing Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above, any applicable margin increases that were due to a failure to meet amortization targets and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly free cash flow sweep, certain mandatory prepayment provisions and restrictions on exercising our perpetual debentures call options (provided that participating creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, there can be no assurance that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Financing Agreement. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Covenant reset date” in the September 6-K.

The Financing Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy or insolvency of CEMEX, S.A.B. de C.V., any borrower under an existing facility or any other of our material subsidiaries; (v) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vi) a change of control with respect to CEMEX, S.A.B. de C.V.; (vii) a change to the ownership of any of our subsidiary obligors under the Financing Agreement, unless the proceeds of such disposal are used to prepay Financing Agreement debt; (viii) enforcement of the share security; (ix) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (x) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. which greater than 66.67% of the participating creditors determine would result in our failure to perform payment obligations under the existing facilities or the Financing Agreement; and (xi) failure to comply with laws. If an event of default occurs and is continuing, upon the authorization of 66.67% of the participating creditors, the creditors have the ability to accelerate all outstanding amounts due under the existing facilities. Acceleration is automatic in the case of insolvency.

Some of the restrictions and limitations contained in the Financing Agreement may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have less restrictions or limitations. There can be no assurance that we will be able to comply with the restrictive covenants and limitations contained in the Financing Agreement. Further, there can be no assurances that, because of the existence of such limitations, particularly limitations in respect of the incurrence of capital expenditures, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

The interest rate of our debt included in the Financing Agreement may increase if we do not meet certain amortization targets.

Conditional interest rate increases that may occur with respect to our financial indebtedness included in the Financing Agreement could adversely affect our business. In general, our existing bank facilities that are included in the Financing Agreement bear interest at a base rate plus an applicable margin, a LIBOR rate plus an applicable margin or a Euribor rate plus an applicable margin. The base rates, LIBOR rates and Euribor rates applicable to our existing bank facilities remain in place, and under the Financing Agreement the applicable margin for each bank facility is set at 4.5% per annum, which is subject to adjustment as follows:

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If we are unable to repay at least 31.85%, approximately U.S.$4.8 billion, of the aggregate initial exposures of the participating creditors between the closing of the Financing Agreement and December 31, 2010, the applicable margin will increase by an additional 0.5% or 1.0% per annum, depending upon the difference between such target amortization and the actual amortizations paid as of December 31, 2010.

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If we are unable to repay at least 50.96%, approximately U.S.$7.6 billion of the aggregate initial exposures of the participating creditors between the closing of the Financing Agreement and December 31, 2011, the applicable margin will increase by an additional 0.5% or 1.0% per annum, depending upon the difference between such target amortization and the actual amortizations paid as of December 31, 2011.

The private placement debt included in the Financing Agreement bears interest at a rate of 8.91% (except for the debt denominated in Japanese Yen, which bears a corresponding rate of 6.625%) per annum. The interest rate on the private placement debt is subject to the same adjustments as described above. Interest rate increases due to a failure to meet amortization targets will cease to apply on the Covenant Reset Date. There can be no assurance that we will be able to satisfy the requirements necessary to prevent these pricing increases.

We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations.

As of September 30, 2009, after giving pro forma effect to the sale of our Australian operations and the application of the net proceeds therefrom, our total debt was Ps217,075 million (U.S.$16,080 million), not including approximately Ps41,418 million (U.S.$3,068 million) of perpetual debentures, but including our debt not subject to the Financing Agreement, which was approximately Ps55,602 million (U.S.$4,119 million). Of our total debt as of September 30, 2009, after giving pro forma effect to the sale of our Australian operations and the application of the net proceeds therefrom, we had an aggregate principal amount of approximately Ps5,945 million (U.S.$441 million) maturing during the last quarter of 2009; Ps5,004 million (U.S.$371 million) maturing during 2010; Ps35,287 million (U.S.$2,614 million) maturing during 2011; Ps21,752 million (U.S.$1,611 million) maturing during 2012; Ps33,200 million (U.S.$2,459 million) maturing during 2013; Ps113,142 million (U.S.$8,381 million) maturing during 2014; and Ps2,745 million (U.S.$203 million) maturing after 2014.

If we are unable to comply with our upcoming principal maturities under our indebtedness (including the Financing Agreement), or refinance our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We may not be able to generate sufficient cash to service all of our indebtedness and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of September 30, 2009, we had U.S.$672 million in outstanding short-term working capital and receivables financing facilities, which consisted of four securitization programs with a combined funded amount of U.S.$583 million and U.S.$89 million outstanding in short-term listed promissory notes previously issued by CEMEX, S.A.B. de C.V. in the Mexican capital markets (Certificados Bursátiles), or CBs. Two of the four securitization programs, with a combined funded amount of U.S.$276 million as of September 30, 2009, currently expire in 2010. The other two securitization programs, with a combined funded amount of U.S.$308 million at September 30, 2009, expire in 2011. We cannot ensure that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global stock and credit markets in the last two years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our Ordinary Participation Certificates (Certificados de Participación Ordinaria), or CPOs, and our American Depositary Shares, or ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. On September 28, 2009, we sold a total of 1,495,000,000 CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1,782 million in net proceeds. However, conditions in the capital markets have been such that traditional sources of capital, including equity capital, from time to time have not been available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional equity capital at all or on terms that are favorable.

As a result of the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all.

The Financing Agreement restricts us from incurring additional debt, subject to certain exceptions. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Covenants” in the September 6-K. The debt covenant under the Financing Agreement permits us to incur a liquidity facility or facilities entered into with a participating creditor under the Financing Agreement in an amount not to exceed U.S.$1,000 million (of which up to U.S.$500 million may be secured). In addition, the Financing Agreement requires proceeds from asset disposals, incurrence of debt and issuance of equity, and cash flow to be applied to the prepayments of the exposures of participating creditors subject to our right to retain cash on hand up to U.S.$650 million (including the amount of undrawn commitments of a permitted liquidity facility or facilities).

If the global recession deepens and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

The non-payment of funds by our subsidiaries could have a material and adverse effect on our business, results of operations, financial condition and prospects and our ability to service our debt.

CEMEX, S.A.B. de C.V. is a holding company, the only material assets of which are its ownership interests in its subsidiaries. As a result, our cash flow and our ability to service debt depends on the cash flow and earnings of our restricted subsidiaries and the payment of funds by those subsidiaries to us in the form of loans, interest, dividends or otherwise. If we are unable to receive cash from our subsidiaries, our results of operations and financial condition could be affected and we may not be able to service our debt.

Our ability to receive funds from these subsidiaries may be restricted by restrictive covenants in the debt instruments and other contractual obligations of those entities and applicable laws and regulations including provisions which restrict the payment of dividends based on interim financial results or minimum net worth. We may also be subject to exchange controls on remittances by our subsidiaries from time to time in certain jurisdictions. We cannot assure you that these subsidiaries will generate sufficient income to pay out dividends, and without these dividends, we may be unable to service our debt.

Moreover, the ability of our subsidiaries to pay dividends may be restricted by the laws of the jurisdictions under which such subsidiaries are incorporated. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (which shall be equal to one fifth of the relevant company’s capital) and satisfaction of losses, if any, incurred by such subsidiary in previous fiscal years.

The terms of our indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

•	borrow money;

•	incur debt;

•	pay dividends on stock;

•	redeem stock or redeem subordinated debt;

•	make investments;

•	sell assets, including capital stock of subsidiaries;

•	guarantee indebtedness;

•	enter into agreements that restrict dividends or other distributions from Restricted Subsidiaries;

•	enter into transactions with affiliates;

•	create or assume liens;

•	engage in mergers or consolidations; and

•	enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of our debt or the debt of our subsidiaries.

Each of the covenants is subject to a number of important exceptions and qualifications.

Furthermore, upon the occurrence of any event of default under the Financing Agreement, or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we can offer no assurance that our assets will be sufficient to repay in full those amounts or to satisfy all of our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

The current global economic condition may continue to adversely affect our business, financial condition and results of operations.

The global recession has had and current global economic conditions may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the U.S., Mexico and Western Europe. This has been the deepest and longest global recession in many generations. Despite the aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent the global economy from falling into an even deeper and longer lasting recession. In the construction sector, declines in residential construction in all of our markets have broadened and intensified in line with the spread and deterioration of the financial crisis. The adjustment process has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the U.S., Spain, Ireland and the U.K.). Most recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the U.S., Mexico and Spain, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the current economic crisis or delays in any such plans may adversely affect demand for our products.

In the U.S., the current recession is already longer and deeper than the previous two recessions during the 1990s and in early 2000. Housing starts, which were the primary driver of cement demand in the residential sector, decreased by 33% in 2008 compared to 2007, according to the U.S. Census Bureau, and in 2009 has been running at historical lows—at an annual rate of 592,000 based on available data as of September 30, 2009. The timing of a housing recovery remains uncertain given the current market environment, tight credit conditions and housing oversupply. Early this year, as part of the announced Government Fiscal Stimulus package, the U.S. signed into law the American Recovery and Reinvestment Act of 2009, which provides approximately U.S.$85 billion for infrastructure spending. We cannot give any assurances that spending under this program would offset the expected decline in cement and ready-mix concrete demand as a result of current economic conditions. The uncertain economic environment and tight credit conditions also adversely affected the U.S. industrial and commercial sector during 2008, with contract awards—a leading indicator of construction activity—declining 27% in 2008 compared to 2007, according to FW Dodge. This combination of factors resulted in the worst decline in sales volumes that we have experienced in the United States in recent history. Our U.S. operations’ cement and ready-mix concrete sales volumes decreased approximately 14% and 13%, respectively, in 2008 compared to 2007 (approximately 21% and 30%, respectively, on a like-to-like basis taking into account the consolidation of Rinker’s U.S. operations for an additional six months in 2008 compared to 2007). Our U.S. operations’ cement and ready-mix concrete sales volumes decreased approximately 34% and 40%, respectively, in the nine months ended September 30, 2009 compared to the comparable period in 2008.

The Mexican economy has also been significantly and adversely affected by the global financial crisis. The dependence on the U.S. economy remains very important, and therefore, any downside to the economic outlook in the United States may hinder any recovery in Mexico. The crisis has also adversely affected the local credit markets resulting in an increased cost of capital that may negatively impact companies’ ability to meet their financial needs. During 2008, the Mexican Peso depreciated by 26% against the U.S. Dollar and has since fluctuated around these new levels. Moreover, further exchange rate depreciation and/or increasing volatility in the markets would adversely affect our operational and financial results. We cannot be certain that a more pronounced contraction of Mexican economic output will not take place, which would translate into a bleaker outlook for the construction sector and its impact on cement and concrete consumption. According to the Mexican Statistics Office (INEGI), spending on infrastructure-related projects increased approximately 33% for the first six months of 2009 versus the same period in 2008. However, we cannot give any assurances that this trend will continue, as the Mexican government’s plan to increase infrastructure spending could prove to be, as in other countries, difficult to implement in a timely manner and in the officially announced amounts. As a result of the current economic environment, our Mexican cement and ready-mix concrete sales volumes decreased approximately 4% and 6%, respectively, in 2008 compared to 2007. In the nine months ended September 30, 2009, our Mexican cement sales volumes decreased approximately 2% and our ready-mix concrete sales volumes decreased approximately 9%, compared to the nine months ended September 30, 2008.

Many Western European countries, including the U.K., France, Spain and Germany, have faced harsh economic environments due to the financial crisis and its impact on the economies of such countries, including the construction sectors. If this situation were to deteriorate further, our financial condition and results of operations could be further affected. The situation has been more pronounced in those countries with a higher degree of previous market distortions (especially the existence of real estate bubbles and durable goods overhangs prior to the crisis), such as Spain, or those more exposed to financial turmoil, such as the U.K. According to OFICEMEN, the Spanish cement trade organization, domestic cement demand in Spain declined 23.8% in 2008 compared to 2007 and 36.8% in the nine months ended September 30, 2009 compared to the comparable period in 2008. Our Spanish domestic cement and ready-mix concrete sales volumes decreased approximately 43% and 47%, respectively, in the nine months ended September 30, 2009 compared to the comparable period in 2008. In the U.K., according to the British Cement Association, domestic cement demand decreased approximately 14.8% in 2008 compared to 2007. Our U.K. domestic cement and ready-mix concrete sales volumes decreased approximately 21% and 26%, respectively, in the nine months ended September 30, 2009 compared to the comparable period in 2008. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Finally, the boost to infrastructure spending that is anticipated as a result of the stimulus packages that have been announced by most European countries could be lower than projected due to bureaucratic hurdles, delays in implementation or funding problems. If these risks materialize, our business, financial condition and results of operations may be adversely affected.

The important trade links with Western Europe make some of the Eastern European countries susceptible to the Western European recession. Large financing needs in these countries pose a significant vulnerability. Central European economies could face delays in implementation of European Union Structural Funds (funds provided by the European Union to member states with lowest national incomes per capita) related projects due to logistical and funding problems, which could have a material adverse effect on cement and/or ready-mix concrete demand.

The Central and South American economies also pose a downside risk in terms of overall activity. The global financial downturn, lower exports to the U.S. and Europe, lower remittances and lower commodity prices could represent an important negative risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on cement and ready-mix concrete consumption and/or prices. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have an impact on cement prices and demand for cement and ready-mix concrete, which may adversely affect our business and results of operations.

The Asia-Pacific region will likely be affected if the global economic landscape further deteriorates. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region. Regarding the Middle East region, lower oil revenues and tighter credit conditions could moderate economic growth and adversely affect construction investments. In addition, the accumulated housing overhang, the rapid downfall in property prices and the radical change in the international financial situation could prompt a sudden adjustment of the residential markets in some of the countries in the region.

If the global economy were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations would be adversely affected.

Our ability to comply with our debt maturities in December 2011 and subsequent years may depend on our making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In the short term, we intend to use our capital resources, cash flow from operations, proceeds from capital markets debt and equity offerings and proceeds from the sale of assets to repay debt in order to reduce our leverage, strengthen our capital structure and regain our financial flexibility. Our ability to comply with our payment obligations under the Financing Agreement and other indebtedness may depend in large part on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In connection with our asset divestment initiatives, in 2008, we sold our Canary Islands operations in Spain (consisting of cement and ready-mix concrete assets in Tenerife and our 50% equity interest in two joint ventures) for approximately €162 million (U.S.$227 million). In addition, during 2008 we sold our Italian operations (consisting of four grinding mills with an installed aggregate capacity of approximately 2,420,000 tons per year) for approximately €148 million (U.S.$210 million). On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million. On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately A$2.02 billion (approximately U.S.$1.7 billion), of which we used approximately U.S.$1.37 billion to prepay indebtedness under the Financing Agreement and approximately U.S.$248 million to strengthen our liquidity position. In addition, the sale of the Australian operations resulted in the deconsolidation of approximately U.S.$131 million in debt in connection with a credit facility for our Australian operations.

As a result of the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all. The current volatility of the credit and capital markets can significantly affect us due to the limited availability of funds to potential acquiring parties. The lack of acquisition financing in the current economic environment and existing relatively high levels of indebtedness among many industry peers may likely make it difficult for potential interested acquirers to purchase our assets. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. Given market conditions at the time of any future asset sales, we can not assure you that we may not be forced to sell our assets at prices substantially lower than their fair market value.

If we are unable to complete asset divestitures and our cash flow or capital resources prove inadequate, we could face liquidity problems in December 2011 and subsequent years and may not be able to comply with payment obligations under our indebtedness.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. The acquisition of Rinker substantially increased our exposure to the United States, which has been experiencing a sharp downturn in the housing and construction sectors. The downturn in the United States has had adverse effects on Rinker’s U.S. operations, making it more difficult for us to achieve our goal of decreasing our acquisition-related leverage. We also may not be able to achieve all the anticipated cost savings from the Rinker acquisition. Our financial statements for the year ended December 31, 2008 include non-cash charges of approximately U.S.$1.5 billion for impairment losses in accordance with Mexican Financial Reporting Standards, or MFRS, of which approximately U.S.$1.3 billion relate to impairment of goodwill (mainly related to the Rinker acquisition). See notes 6, 9 and 10C to our audited financial statements in the 2008 annual report. Considering differences in the measurement of fair value, including the selection of economic variables, as well as the methodology for determining final impairment losses between MFRS and U.S. GAAP, our impairment losses in 2008 under U.S. GAAP amounted to approximately U.S.$4.9 billion, including the impairment losses determined under MFRS, of which approximately U.S.$4.7 billion refer to impairment of goodwill, as explained in note 25 to our audited financial statements in the 2008 annual report. During the six months ended June 30, 2008 and 2009, based on our assessments, there were no impairment charges under MFRS. Although we currently are seeking to dispose of assets to reduce our overall leverage, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations would be materially and adversely affected.

Our use of derivative financial instruments has negatively affected our operations especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. Nonetheless, as a result of the Financing Agreement, our use of derivative instruments is significantly constrained. For the year ended December 31, 2008, we had a net loss of approximately Ps15,172 million (U.S.$1,353 million) from financial instruments as compared to a net gain of Ps2,387 million (U.S.$218 million) in 2007. For the nine months ended September 30, 2009, we had a net loss of approximately Ps2,398 million (U.S.$174 million) from financial instruments as compared to a net loss of Ps3,033 million (U.S.$289 million) during the nine months ended September 30, 2008. These losses resulted from a variety of factors, including losses related to changes in the fair value of equity derivative instruments attributable to the generalized decline in price levels in the capital markets worldwide, losses related to changes in the fair value of cross-currency swaps and other currency derivatives attributable to the appreciation of the U.S. Dollar against the Euro, and losses related to changes in the fair value of interest rate derivatives primarily attributable to the decrease in the five-year interest rates in Euros and U.S. Dollars.

Since the beginning of 2009, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing a substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments which we finalized during April 2009. The Financing Agreement significantly restricts our ability to enter into derivative transactions. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing” in the September 6-K.

As of September 30, 2009, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a forward instrument over the TRI (Total Return Index) of the Mexican Stock Exchange and interest rate derivatives related to energy projects.

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. If we resume using derivative financing instruments in the future, the cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our income statement, which could introduce volatility in our majority interest net income and our related ratios. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we resume using derivative financing instruments, or with respect to our outstanding equity derivative positions, we may incur net losses from our derivative financial instruments. See “Management’s discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2008 and 2009—Liquidity and capital resources—Our financial derivatives instruments” in the September 6-K.

A substantial amount of our total assets are intangible assets, including goodwill. We have recently recognized charges for goodwill impairment, and if market and industry conditions continue to deteriorate further impairment charges may be recognized. Our charges for impairment may be materially greater under U.S. GAAP than under MFRS.

As of December 31, 2008 and as of September 30, 2009, after giving pro forma effect to the sale of our Australian operations and the application of net proceeds therefrom, approximately 34% of our total assets were intangible assets, of which, 77% on December 31, 2008 and 79% on September 30, 2009 corresponded to goodwill related primarily to our acquisitions of RMC Group PLC, or RMC, and Rinker Group Limited, or Rinker. Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period following the purchase date.

Our consolidated financial statements have been prepared in accordance with MFRS, which differ significantly from U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key assumptions related to the determination of the assets’ fair value. Pursuant to our policy under MFRS, goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment when impairment indicators exist or in the fourth quarter of each year, by determining the value of the reporting units in use (a unit that generates cash flow), which is the result of the discounted amount of estimated future cash flows expected to be generated by the reporting units to which those assets relate. An impairment loss is recognized under MFRS if the value in use is lower than the net book value of the reporting unit. We determine the discounted amount of estimated future cash flows over a period of five years, unless a longer period is justified in a specific country, considering the economic cycle of the reporting units and prevailing industry conditions. Impairment tests are sensitive to the projected future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment tests. See note 2J to our financial statements for the six months ended June 30, 2009 in the September 6-K.

During the fourth quarter of 2008, the global economic crisis caused financing scarcity in almost all productive sectors, resulting in a decrease in economic activity in all of our markets and a worldwide downturn in macroeconomic indicators. This effect has lowered the overall growth expectations within the countries in which we operate, particularly affecting the construction industry due to the cancellation or deferral of several investment projects. These conditions, which constitute an impairment indicator, coincided with our annual impairment tests under MFRS. For the year ended December 31, 2008, we recognized goodwill impairment losses under MFRS of approximately Ps18.3 billion (U.S.$1.3 billion), of which the impairment corresponding to the United States reporting unit was approximately Ps16.8 billion (U.S.$1.2 billion). The estimated impairment loss in the United States during 2008 is mainly related to the acquisition of Rinker in 2007 and overall was attributable to the negative economic situation expected in the markets during 2009 and 2010, particularly in the construction industry. Those factors significantly affected the variables included in the projections of estimated cash flows in comparison with valuations made at the end of 2007. During the nine-month periods ended September 30, 2008 and 2009, based on our analyses of impairment indicators and our determinations of the value in use valuations of our reporting units, we did not recognize goodwill impairment charges.

As mentioned above, differences between MFRS and U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key assumptions related to the determination of the assets’ fair value, has led to a materially greater impairment loss under U.S. GAAP, as compared to that recognized in our consolidated financial statements in the 2008 annual report under MFRS. For the year ended December 31, 2008, we recognized goodwill impairment losses under U.S. GAAP of approximately U.S.$4.7 billion (compared to U.S.$1.3 billion under MFRS), of which the impairment corresponding to the United States reporting unit was approximately U.S.$4.5 billion (compared to U.S.$1.2 billion of goodwill impairment losses recognized under MFRS).

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the global economy in 2009 could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under both MFRS and U.S. GAAP. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

As a result of the sale of our Australian operations we expect to record an extraordinary loss of Ps6,021 million (U.S.$446 million) in the fourth quarter of 2009 related to the sale.

Our independent auditors expressed substantial doubt about our ability to continue as a going concern in their report accompanying our audited consolidated financial statements included in our 2008 annual report.

During the fourth quarter of 2008 and in the first half of 2009, our liquidity position and operating performance had been adversely affected by adverse economic and industry conditions as a result of the downturn in the global construction industry and the global credit market crisis.

In connection with the uncertainty related to the bank debt refinancing process and considering the facts and circumstances prevailing at the time as described in note 22 to our audited consolidated financial statements in the 2008 annual report, the independent registered public accounting firm’s report accompanying our audited consolidated financial statements, included in our 2008 annual report contains a paragraph expressing substantial doubt as to our ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2008 do not include any adjustments to reflect the possible future effects on the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustment that might result from the outcome of this uncertainty.

We have to service our U.S. Dollar-denominated obligations with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in U.S. Dollars from our operations to service all of our U.S. Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies.

A substantial portion of our outstanding debt is denominated in U.S. Dollars. As of December 31, 2008, after giving effect to our currency-related derivatives and as of September 30, 2009, after giving pro forma effect to the sale of our Australian operations and the use of proceeds therefrom, our U.S. Dollar-denominated debt represented approximately 73% and 58%, respectively, of our total debt. Our U.S. Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although the acquisition of Rinker increased our U.S. assets substantially, we nonetheless continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our Dollar-denominated debt. See “Management’s discussion and analysis of financial condition and results of operations for the six month periods ended September 30, 2008 and 2009—Interest rate risk, foreign currency risk and equity risk—Foreign currency risk” in the September 6-K. A devaluation or depreciation in the value of the Peso, Euro, Pound Sterling or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar, could adversely affect our ability to service our debt. Mexico, Spain, the United Kingdom and the Rest of Europe region, covering our subsidiaries in Germany, France, Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region, our main non-U.S. Dollar-denominated operations, together generated approximately 52% during 2008 and 53% during the nine months ended September 30, 2009 of our total net sales in Peso terms (approximately 17%, 7%, 8% and 20% during 2008; and 20%, 5%, 7% and 21% for the nine months ended September 30, 2009, respectively), before eliminations resulting from consolidation. In 2008 and the nine months ended September 30, 2009, approximately 21% and 18%, respectively, of our sales were generated in the United States. During 2008, the Mexican Peso depreciated approximately 26% against the U.S. Dollar, the Euro depreciated approximately 4% against the U.S. Dollar and the Pound Sterling depreciated approximately 36% against the U.S. Dollar. During the nine months ended September 30, 2009, the

Mexican Peso appreciated approximately 2% against the U.S. Dollar, the Euro appreciated approximately 5% against the U.S. Dollar and the Pound Sterling appreciated approximately 10% against the U.S. Dollar in each case, compared to December 31, 2008. If we enter into future currency hedges in the future, these may not be effective in covering all of our currency-related risks.

Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts we may have entered into to hedge our exchange rate exposure.

We are subject to litigation proceedings that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” of our 2008 annual report, “Recent developments—Recent developments relating to our regulatory matters and legal proceedings” in the September 6-K and “Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings” herein we are currently subject to a number of significant legal proceedings, including, but not limited to, tax matters in Mexico, a legal proceeding initiated by the Texas General Land Office in respect of mineral rights as well as antitrust investigations in the U.K., Germany, and Spain and antitrust actions by private parties in Florida. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly listed variable capital stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of our directors and officers reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Mr. Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

Our operations are subject to environmental laws and regulations.

Our operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which we operate, such as regulations regarding the release of cement dust into the air or emissions of greenhouse gases. Stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us or result in the need for additional investments in pollution control equipment, either of which could result in a material decline in our profitability.

In addition, our operations in the United Kingdom, Spain and the Rest of Europe are subject to binding caps on carbon dioxide emissions imposed by Member States of the European Union as a result of the European Commission’s directive implementing the Kyoto Protocol on climate change. Under this directive, companies receive from the relevant Member States set limitations on the levels of carbon dioxide emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant monetary penalties. For the years 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. As a result of continuing uncertainty regarding final allowances, it is premature to draw conclusions regarding the overall position of all of our European cement plants.

We believe we may be able to reduce the impact of any excess emissions by either reducing the level of carbon dioxide released in our facilities or by implementing clean development mechanism projects, or CDM projects, in emerging markets. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results.

To date, the United States has pursued a voluntary greenhouse gas (GHG) emissions reduction program to meet its obligations as a signatory to the United Nations Framework Convention on Climate Change. As a result of increased attention to climate change in the U.S., numerous bills have been introduced in recent sessions of the U.S. Congress that would reduce GHG emissions in the U.S. and enactment of climate change legislation within the next several years now seems likely. However, there is still significant uncertainty about the cost of complying with any future GHG emission requirements. These costs will depend upon many factors, including the required levels of GHG emission reductions, the timing of those reductions, the impact on fuel prices, whether emission allowances will be allocated with or without cost to existing generators and whether flexible compliance mechanisms, such as a GHG offset program similar to those sanctioned under the Clean Air Act for conventional pollutants, will be part of the policy.

While debate continues at the national level over domestic climate policy and the appropriate scope and terms of any federal legislation, many states are developing state-specific measures or participating in regional legislative initiatives to reduce GHG emissions. At this point, we are unable to determine whether any of these proposals will be enacted into law or to estimate their potential effect on our operations.

Implementing regulations for such regional initiatives may be more stringent and costly than federal legislative proposals currently being debated in the U.S. Congress. It cannot yet be determined whether or to what extent any federal legislative system would preempt regional or state initiatives, although such preemption would greatly simplify compliance and eliminate regulatory duplication. If state and/or regional initiatives are allowed to stand together with federal legislation, generators could be required to purchase allowances to satisfy their state and federal compliance obligations.

Permits relating to some of Rinker’s largest quarries in Florida, which represent a significant part of Rinker’s business, are being challenged. A loss of these permits could adversely affect our business.

We are subject to restrictions due to minority interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold minority interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. To mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels such as petcoke and tires, which has resulted in less vulnerability to price spikes. We have also implemented technical improvements in several facilities and entered into long term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our results.

With the acquisitions of RMC in 2005 and Rinker in 2007, our geographic diversity has significantly increased. As of December 31, 2008 and June 30, 2009, we had operations in Mexico, the United States, the United Kingdom, Spain, the Rest of Europe region (including Germany and France), the South America, Central America and the Caribbean region, Africa and the Middle East, Asia and Australia (the Australian assets having been sold on October 1, 2009). As of December 31, 2008 and June 30, 2009, our Mexican operations represented approximately 11% and 12%, respectively, of our total assets, our U.S. operations represented approximately 45% and 43%, respectively, of our total assets, our Spanish operations represented approximately 10% and 9%, respectively, of our total assets, our United Kingdom operations represented approximately 6% and 7%, respectively, of our total assets, our Rest of Europe operations represented approximately 10% and 10%, respectively, of our total assets, our South America, Central America and Caribbean operations represented approximately 5% and 5%, respectively, of our total assets, our Africa and the Middle East operations represented approximately 3% and 3%, respectively, of our total assets, our Australian and Asia operations represented approximately 7% and 8%, respectively, of our total assets, and our other operations represented approximately 3% and 3%, respectively, of our total assets. For the year ended December 31, 2008 and the six months ended June 30, 2009, before eliminations resulting from consolidation, our Mexican operations represented approximately 17% and 20%, respectively, of our net sales, our U.S. operations represented approximately 21% and 18%, respectively, of our net sales, our Spanish operations represented approximately 7% and 5%, respectively, of our net sales, our United Kingdom operations represented approximately 8% and 7%, respectively, of our net sales, our Rest of Europe operations represented approximately 20% and 19%, respectively, of our net sales, our South America, Central America and Caribbean operations represented approximately 9% and 10%, respectively, of our net sales, our Africa and the Middle East operations represented approximately 5% and 7%, respectively, of our net sales, our Australian and Asia operations represented approximately 9% and 10%, respectively, of our net sales and our other operations represented approximately 4% and 4%, respectively, of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income. For a geographic breakdown of our net sales for the year ended December 31, 2008 and the six months ended June 30, 2009, please see “Item 4—Information on the Company—Geographic Breakdown of Our 2008 Net Sales” of our 2008 annual report.

Our operations in South America, Central America and the Caribbean are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. The government of Venezuela has paid no compensation to the CEMEX affiliates, CEMEX Caracas Investments B.V. and CEMEX Caracas II Investments B.V. (together, “CEMEX Caracas”), which held a 75.7% interest in CEMEX Venezuela, or to any other former CEMEX Venezuela shareholder. On October 16, 2008, CEMEX Caracas filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, pursuant to the bilateral investment treaty between the Netherlands and Venezuela, seeking relief for the expropriation of their interest in CEMEX Venezuela. The ICSID arbitral tribunal has been constituted. We are unable at this preliminary stage to estimate the likely range of potential recovery (if any) or to determine what position the government of Venezuela will take in these proceedings, the nature of the award that may be issued by the Tribunal, and the difficulties of collection of any possible monetary award issued to CEMEX Caracas, among other matters. See

“Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Expropriation of CEMEX Venezuela and ICSID Arbitration” in our 2008 annual report and “Recent developments—Recent developments relating to our regulatory matters and legal proceedings—Other legal proceedings” in the September 6-K.

Our operations in Africa and the Middle East have faced instability as a result of, among other things, civil unrest, extremism, deterioration of Israeli-Palestinian relations and the war in Iraq. There can be no assurance that political turbulence in the Middle East will abate in the near future or that neighboring countries, including Egypt and the United Arab Emirates, will not be drawn into conflicts or experience instability.

There have been terrorist attacks in the United States, Spain and the United Kingdom, countries in which we maintain operations, and ongoing threats of future terrorist attacks in the United States and abroad. There can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to an economic contraction or erection of material barriers to trade in the United States or any other of our major markets. An economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

The new Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.

During November 2009 the Mexican Congress approved a general tax reform, effective as of January 1, 2010. The general tax reform includes changes to the tax consolidation regime that will require a recapture of benefits obtained under consolidated tax returns for prior periods. Specifically, the tax reform requires taxes to be paid on items in past years that were eliminated in consolidation or that reduced consolidated taxable income. This tax reform will require CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period which may have an adverse effect on our cash flow, financial condition and net income.

For the 2010 tax year, CEMEX, S.A.B. de C.V. will be required to pay tax at normal rates (30% for 2010 and years thereafter) on 25 percent of the total of those items that arose between the 1999 fiscal year and December 31, 2004. The remaining 75 percent will be payable as follows: 25 percent for 2011, 20 percent for 2012, 15 percent for 2013 and 15 percent for 2014. Any additional items arising after 2004 will be taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta).

We believe this tax reform violates the Mexican Constitution and that we have substantial grounds to contest the constitutionality of this new law in the Mexican courts. However, we cannot assure you that if we decide to contest the constitutionality in the Mexican courts we would prevail in any such challenge.

RECENT DEVELOPMENTS

References in this “Recent Developments” section to “Pesos” are to Mexican Pesos as of September 30, 2009, which are not comparable to the Peso amounts presented in other sections herein. For convenience, this “Recent Developments” section contains conversions of Peso amounts into U.S. Dollars at an exchange rate of Ps13.50 to U.S.$1.00, the CEMEX accounting rate as of September 30, 2009. The noon buying rate for Pesos on September 30, 2009 was Ps13.48 to U.S.$1.00. From September 30, 2009 through November 30, 2009, the Peso appreciated by approximately 4.15% against the U.S. Dollar, based on the CEMEX accounting rate.

On October 27, 2009, CEMEX announced its results for the third quarter of 2009. The following table contains a summary of CEMEX’s unaudited consolidated financial results as of and for the three and nine month periods ended September 30, 2008 and 2009. The interim results of operations for the three and nine month periods ended September 30, 2009 do not purport to be and are not indicative of operating results to be expected for the entire fiscal year. Following the table is a discussion of CEMEX’s results for the third quarter of 2009.

The financial data set forth below under the headings “income statement information” and “balance sheet information” as of and for the nine months and three months ended September 30, 2008 and 2009 have been derived from CEMEX’s unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring items) which are necessary to present a fair statement of the results for the interim periods.

	As of and for the nine months ended September 30,		As of and for the three months ended September 30,
(in millions of Pesos, except share and per share amounts)	2008	2009	2008	2009
	(Unaudited)
Income Statement Information:
Net sales	183,672	165,736	60,305	56,340
Cost of sales(1)	(124,775)	(115,717)	(40,194)	(38,705)
Gross profit	58,897	50,019	20,111	17,635
Operating expenses	(36,132)	(34,282)	(11,583)	(12,144)
Operating income	22,765	15,737	8,528	5,491
Other income (expense), net	1,727	(2,723)	157	(826)
Comprehensive financing result, net(2)	(11,402)	(11,964)	(6,919)	(3,491)
Equity in income of associates	732	338	321	272
Income before income tax	13,822	1,388	2,087	1,446
Minority interest	111	288	(161)	171
Majority interest net income	11,697	4,151	2,085	1,616
Earnings per share(3)(4)	0.77	(0.22)	0.77	(0.22)
Number of shares outstanding(3)(5)	22,785	23,845	22,785	23,845
Balance Sheet Information:
Cash and temporary investments	15,193	6,587	15,193	6,587
Net working capital(6)	18,532	22,159	18,532	22,159
Property, machinery and equipment, net	246,127	280,877	246,127	280,877
Total assets	541,249	614,743	541,249	614,743
Short-term debt	41,179	8,962	41,179	8,962
Long-term debt	154,768	228,353	154,768	228,353
Minority interest	48,769	45,488	48,769	45,488
Stockholders’ equity (excluding minority interest)	172,216	214,522	172,216	214,522
Other Financial Information:
Operating margin	12.39%	9.50%	14.14%	9.75%
Operating EBITDA(7)	37,931	32,005	13,576	10,762
Ratio of EBITDA to interest expense	5.15	3.37	6.62	2.93
Ratio of combined fixed charges and preference dividends to earnings(8)	2.6	1.1	1.5	1.3
Net cash flows used in investing activities	(4,882)	(11,234)	(409)	(7,805)
Depreciation and amortization	15,166	16,268	5,048	5,271
Net cash flows provided by operating activities	24,885	12,243	11,696	1,385
Book value per share(3)	7.56	9.00	7.56	9.00

(1)	Cost of sales includes depreciation and excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item. Likewise, cost of sales excludes freight expenses from the points of sale to the customers’ locations, which are included as part of our distribution expenses line item on our consolidated income statements.
(2)	Comprehensive financing result, net, includes financial expenses, financial income, results from valuation and liquidation of financial instruments, including derivatives and marketable securities, foreign exchange result, net and monetary position result.
(3)	Our capital stock consists of series A shares and series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of September 30, 2009, approximately 97.5% of our outstanding share capital was represented by CPOs.
(4)	Earnings per share is calculated based upon the weighted average number of shares outstanding during the preceding 12-month period, as described in note 16 to the consolidated financial statements included in our 2008 annual report. In accordance with MFRS, earnings per share as of September 30, 2008 and 2009 were calculated based on net income for the prior twelve-month periods, which amounted a net income to Ps17,570 million and a net loss of Ps5,270 million, respectively. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under MFRS.
(5)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(6)	Net working capital equals trade receivables less allowance for doubtful accounts plus inventories, net, less trade payables.
(7)	EBITDA equals operating income before amortization expense and depreciation. EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income under MFRS before giving effect to any minority interest, which we consider to be the most comparable measure as determined under MFRS. Interest expense under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities. For the nine-month periods ended September 30, 2008 and 2009, coupon payments on the perpetual debentures amounted to approximately Ps1,070 million and Ps1,370 million, respectively.

	As of and for the nine months ended September 30,		As of and for the three months ended September 30,
(in millions of Pesos)	2008	2009	2008	2009
		(Unaudited)
Reconciliation of EBITDA to operating income
EBITDA	37,931	32,005	13,576	10,762
Less:
Depreciation and amortization expense	15,166	16,268	5,048	5,271

Operating Income	22,765	15,737	8,528	5,491

(8)	For purposes of determining the ratio of combined fixed charges and preference dividends to earnings, (a) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, our estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries, (b) preference security dividends consist of the amount of pre-tax earnings required to pay the dividends on outstanding preference securities, and (c) earnings consist of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, preference security dividend requirements of consolidated subsidiaries, and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Overview

On a consolidated basis, our cement sales volumes decreased approximately 16%, from 20.1 million tons in the third quarter of 2008 to 16.9 million tons in the third quarter of 2009, our ready-mix concrete sales volumes decreased approximately 22%, from 20.0 million cubic meters in the third quarter of 2008 to 15.5 million cubic meters in the third quarter of 2009, and our aggregate sales volume decreased approximately 18%, from 63.3 million tons in the third quarter of 2008 to 51.7 million tons in the third quarter of 2009. Our net sales decreased approximately 7%, from Ps60,305 million in the third quarter of 2008 to Ps56,340 million in the third quarter of 2009, and our operating income decreased approximately 36%, from Ps8,528 million in the third quarter of 2008 to Ps5,491 million in the third quarter of 2009.

For the three-month periods ended September 30, 2008 and 2009, our consolidated results reflect the following transactions:

•

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and our 50% equity interest in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

•

During 2008, we sold in several transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million). In January 2008, we sold a mill with an installed cement capacity of approximately 750,000 tons per year to Italcementi for U.S.$76.4 million. In February 2008, we sold another mill with an installed capacity of approximately 750,000 tons per year to Buzzi-Unicemen for U.S.$61.1 million. In December 2008, we sold our remaining two grinding mills in Italy with a total installed capacity of 920,000 tons per year to Buzzi-Unicemen for U.S.$73 million.

•

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for approximately U.S.$65 million.

In addition, we consolidated the income statement of CEMEX Venezuela in our results of operations for the seven-month period ended July 31, 2008. Therefore, our consolidated financial statements for the three months ended September 30, 2008 include the results from our Venezuelan operations for the period from July 1, 2008 through July 31, 2008 while our consolidated financial statements for the three months ended September 30, 2009 do not include CEMEX Venezuela due to its expropriation.

Net sales

Our net sales decreased 7% (or 19% adjusting for the consolidation of CEMEX Venezuela’s July 2008 results in the three months ended September 30, 2008), from Ps60,305 million in the third quarter of 2008 to Ps56,340 million in the third quarter of 2009. The decrease in net sales was primarily attributable to lower volumes and prices, mainly from our U.S. and Spanish operations. The infrastructure sector was the main driver of cement and ready-mix concrete demand in most of our markets. Our cement sales volumes decreased 16%, from 20.1 million tons in the third quarter of 2008 to 16.9 million tons in the third quarter of 2009. Ready-mix concrete sales volumes decreased 22%, from 20.0 million cubic meters in the third quarter of 2008 to 15.5 million cubic meters in the third quarter of 2009. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

Mexico

Our Mexican operations’ domestic cement sales volumes decreased 8% in the third quarter of 2009 compared to the third quarter of 2008. Our Mexican operations’ ready-mix concrete sales volumes decreased 20% in the third quarter of 2009 compared to the third quarter of 2008. These decreases in sales volumes were primarily attributable to lower demand and a decline in the formal residential and non-residential sectors as a result of the overall macroeconomic situation. Additionally, many of the infrastructure projects that initiated during the second half of 2008 were completed during this quarter. Performance from the self-construction sector was stable. Our Mexican operations’ cement export volumes, which represented 3% of our Mexican cement sales volumes in the third quarter of 2009, decreased 66% in the third quarter of 2009 compared to the third quarter of 2008, primarily attributable to lower exports to the United Stated due to lower demand. Of our Mexican operations’ cement export volumes during the third quarter of 2009, 27% was shipped to the United States and 73% to Central America. The average cement price in Mexico increased 3% in Peso terms in the third quarter of 2009 compared to the third quarter of 2008, and the average ready-mix concrete price increased 2% in Peso terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete sales volumes and the increases in the average sales prices of cement and ready-mix concrete, net sales in Mexico, in Peso terms, decreased approximately 7% in the third quarter of 2009 compared to the third quarter of 2008.

United States

Our U.S. operations’ domestic cement sales volumes, which include cement purchased from our other operations, decreased approximately 31% in the third quarter of 2009 compared to the third quarter of 2008; our ready-mix concrete sales volumes decreased approximately 34% during the same period; and our aggregates sales volumes decreased approximately 33% during the same period. The decreases in sales volumes resulted from a lower demand for building materials as a result of the challenging U.S. macro economic situation, which continues to be negatively affected by lack of confidence and credit availability. Our U.S. operations’ average sales price of domestic cement decreased approximately 7% in U.S. Dollar terms in the third quarter of 2009 compared to the third quarter of 2008, and the average sales price of ready-mix concrete decreased approximately 9% in Dollar terms over the same period. Demand for building materials in the United States continues to decline in connection with the economic slowdown. Activity in the construction sector during the quarter continues to be depressed by a lack of confidence and credit availability. While the downturn in the residential sector has stabilized, the industrial-and-commercial sector continues its downward trend. Although we expect the announced stimulus program to impact the public construction sector through the initiation of new infrastructure-related projects, we have not yet seen the impact in construction spending. As a result of the decreases in domestic cement, ready-mix concrete and aggregates sales volumes and the decreases in the average sales prices of cement and ready-mix concrete, net sales in the United States, in U.S. Dollar terms, decreased approximately 38% in the third quarter of 2009 compared to the third quarter of 2008.

Spain

Our Spanish operations’ domestic cement sales volumes decreased 30% (or 21% adjusting for the December 2008 divestitures of our Canary Islands operations) in the third quarter of 2009 compared to the third quarter of 2008, and ready-mix concrete sales volumes decreased 37% (or 28% adjusting for the December 2008 divestitures of our Canary Islands operations) in the third quarter of 2009 compared to the third quarter of 2008. The decrease in sales volumes resulted primarily from decreased confidence and lower activity across all sectors as a result of continued lack of confidence and tight credit conditions. Our Spanish operations’ cement export volumes, which represented approximately 11% of our Spanish cement sales volumes in the third quarter of 2009, increased 39% in the third quarter of 2009 compared to the third quarter of 2008, primarily as a result of higher exports to Africa. Of our Spanish operations’ total cement export volumes during the third quarter of 2009, 98% was shipped to Africa and 2% to Europe. In addition, the average domestic sales price of cement decreased 13% in Euro terms during the third quarter of 2009 compared to the third quarter of 2008. Over the same periods, the average sales price of ready-mix concrete decreased 11% in Euro terms. In Euro terms, net sales in Spain decreased approximately 40% in the third quarter of 2009 compared to the third quarter of 2008 as a result of the decreases in domestic cement and ready-mix concrete sales volumes and the decreases in the average domestic sales prices of cement and ready-mix concrete.

United Kingdom

Domestic cement sales volumes in the United Kingdom decreased approximately 15% in the third quarter of 2009 compared to the third quarter of 2008, while ready-mix concrete and aggregates sales volumes decreased approximately 21% and 14%, respectively, during the same period. The decrease in our United Kingdom volumes resulted primarily from significantly lower demand as a result of the challenging macroeconomic environment and adverse weather conditions during the month of August 2009. Our United Kingdom operations’ average domestic sales price of cement increased approximately 6% in British Pound terms in the third quarter of 2009 compared to the third quarter of 2008, and the average price of ready-mix concrete decreased approximately 1%

in British Pound terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete and aggregates sales volumes and ready-mix concrete prices, and the increases in domestic cement prices, net sales in the United Kingdom, in British Pound terms, decreased approximately 15% in the third quarter of 2009 compared to the third quarter of 2008.

Rest of Europe

Domestic cement sales volumes in the Rest of Europe region decreased approximately 6% in the third quarter of 2009 compared to the third quarter of 2008, while ready-mix concrete sales volumes decreased approximately 12% during the same period. The decrease in volumes is primarily attributable to the challenging macroeconomic environment.

As a result of the decreases in cement and ready-mix concrete sales volumes, net sales in the Rest of Europe, in Dollar terms, decreased approximately 17% in the third quarter of 2009 compared to the third quarter of 2008. Our Rest of Europe operations’ average domestic sales price of cement decreased approximately 9% in U.S. Dollar terms in the third quarter of 2009 compared to the third quarter of 2008, and the average price of ready-mix concrete decreased approximately 7% in U.S. Dollar terms over the same period. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

In Germany, domestic cement sales volumes decreased approximately 15% in the third quarter of 2009 compared to the third quarter of 2008, and ready-mix concrete sales volumes in those operations decreased approximately 8% during the same period. These decreases in volumes are primarily due to continued challenging economic activity which continues to affect the overall cement demand. As a result of the decreases in domestic cement sales volumes, net sales in Germany, in Euro terms, decreased approximately 8% in the third quarter of 2009 compared to the third quarter of 2008. Activity from the infrastructure sector, fueled by the government’s stimulus package, partially compensated for the decline in the non-residential sector. The downward trend in the residential sector appears to have flattened.

In France, ready-mix concrete and aggregates sales volumes decreased approximately 18% and 15%, respectively, in the third quarter of 2009 compared to the third quarter 2008. The decrease in sales volumes is attributable to a deteriorated performance from the residential, industrial and commercial sectors. Volumes for the quarter continue to fall as a result of the challenging macroeconomic environment. Performance from the residential and industrial-and-commercial sectors continues to deteriorate, while projects from the infrastructure sector have not compensated for the fall in demand from other sectors. Our French operations’ sales price of ready-mix concrete increased approximately 2% in Euro terms in the third quarter of 2009 compared to the third quarter of 2008. As a result of the decreases volumes and increases in average sales prices, net sales in France, in Euro terms, decreased approximately 16% in the third quarter of 2009 compared to the third quarter of 2008.

South America, Central America and the Caribbean

Our South America, Central America and the Caribbean operations’ domestic cement sales volumes decreased 23% in the third quarter of 2009 compared to the third quarter of 2008, and ready-mix concrete sales volumes decreased 31% over the same period. The decreases in sales volumes are primarily attributable to a decline in demand for our products across all regions. Some signs of recovery are visible in the low-income housing and infrastructure sectors but have not offset the decline in the industrial and commercial and self-construction sector. Our South America, Central American and Caribbean operations’ average domestic sales price of cement increased approximately 6% in U.S. Dollar terms in the third quarter of 2009 compared to the third quarter of 2008, while the average sales price of ready-mix concrete decreased approximately 7% in U.S. Dollar terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete sales volumes and the average sales prices of ready-mix concrete, net sales in our South

America, Central America and the Caribbean operations, in U.S. Dollar terms, decreased approximately 29% in the third quarter of 2009 compared to the third quarter of 2008. Set forth below is a discussion of sales volumes in Colombia, the most significant country in our South America, Central America and Caribbean segment, based on net sales.

Our Colombian operations’ domestic cement sales volumes decreased approximately 4% in the third quarter of 2009 compared to the third quarter of 2008, and ready-mix concrete sales volumes decreased approximately 16% during the same period. Our Colombian operations’ average domestic sales price of cement increased approximately 7% in Colombian Peso terms in the third quarter of 2009 compared to the third quarter of 2008, and the average price of ready-mix concrete decreased approximately 9% in Colombian Peso terms over the same period. The decrease in domestic cement sales volumes is primarily due to lower demand in the industrial and commercial and self-construction sectors. As a result of the decrease in domestic cement and ready-mix concrete sales volumes and the decrease in the average sales price of ready-mix concrete, partially offset by the increase in the average sales price of domestic cement, net sales in our Colombian operations, in Colombian Peso terms, decreased approximately 10% in the third quarter of 2009 compared to the third quarter of 2008.

Africa and the Middle East

Our Egyptian operations’ domestic cement sales volumes increased approximately 8% in the third quarter of 2009 compared to the third quarter of 2008; the average domestic sales price of cement increased 11% in Egyptian pound terms in the third quarter of 2009 compared to the third quarter of 2008 primarily as a result of the increased demand in the residential sector which continues to be the main driver of demand, mainly from the informal sector and, to a lesser extent, the infrastructure sector. Middle and high-income housing continued its stable trend. As a result of the increases in domestic cement sales volumes and increases in domestic cement sales prices, net sales in our Egyptian operations increased approximately 18% in Egyptian pounds terms in the third quarter of 2009 compared to the third quarter of 2008.

Our Rest of Africa and the Middle East operations’ ready-mix concrete sales volumes decreased 25%, and the average ready-mix concrete sales price decreased 17% in U.S. Dollar terms in the third quarter of 2009 compared to the third quarter of 2008, primarily as a result of lower ready-mix concrete sales volumes in UAE. As a result of the decreases in ready-mix concrete sales volumes and prices, net sales in our Rest of Africa and the Middle East operations, in U.S. Dollar terms, decreased approximately 35% in the third quarter of 2009 compared to the third quarter of 2008.

Asia and Australia

Our Asian operations’ cement sales volumes decreased approximately 7% in the third quarter of 2009 compared to the third quarter of 2009, while the average sales price of cement remained flat, in Dollar terms, during the same period. Our Asian operations’ ready-mix concrete sales volumes decreased 21% in the third quarter of 2009 compared to the third quarter of 2008. The average sales price of ready-mix concrete increased approximately 1%, in U.S. Dollar terms, during the third quarter of 2009 compared to the third quarter of 2008. As a result of the decrease in cement sales and ready-mix concrete volumes, partially offset by the increase in the average sales price of ready-mix concrete, net sales in our Asian operations, in U.S. Dollar terms, decreased approximately 15% in the third quarter of 2009 compared to the third quarter of 2008.

In the Philippines, CEMEX’s domestic cement volumes increased 2% during the quarter and 5% during the first nine months of the year compared with the same periods in 2008. The main drivers of demand during the quarter were the residential sector, which was supported by strong remittances, and public infrastructure projects fueled by the government’s stimulus package.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information solutions company and other minor subsidiaries. Net sales in our Others segment decreased approximately 26%

in the third quarter of 2009 compared to the third quarter of 2008 in constant Peso terms, from Ps5,608 million to Ps4,122 million. This decrease is primarily the result of the decrease in our trading activities.

Cost of sales

Our cost of sales, including depreciation, decreased 4% from Ps40,194 million in the third quarter of 2008 to Ps38,705 million in the third quarter of 2009. As a percentage of sales, cost of sales increased from 67% in the third quarter of 2008 to 69% in the third quarter of 2009, which was partially attributable to lower economies of scale due to lower volumes, especially in the United States and Spain, which were partially offset by savings from our cost-reduction initiatives.

Gross profit

For the reasons mentioned above, our gross profit decreased by 12%, from Ps20,111 million in the third quarter of 2008 to Ps17,635 million in the third quarter of 2009. Our gross margin decreased from 33% in the third quarter of 2008 to 31% in the third quarter of 2009. The decrease in our gross profit is primarily attributable to lower economies of scale due to lower volumes mentioned above.

Operating expenses

Our operating expenses increased 5% from Ps11,583 million in the third quarter of 2008 to Ps12,144 million in the third quarter of 2009, primarily as a result of higher transportation cost partially offset by our cost-reduction efforts. As a percentage of sales, our administrative and selling expenses increased from 19% in the third quarter of 2008 to 22% in the third quarter of 2009.

Operating income

Our operating income decreased 36%, from Ps8,528 million in the third quarter of 2008 to Ps5,491 million in the third quarter of 2009, mainly as a result of lower volumes sales mainly from our United States and Spanish operations, and the exclusion of our Venezuelan operation commencing August 1, 2008.

Net comprehensive financing result

Pursuant to MFRS, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. For presentation purposes, comprehensive financing income (expense) includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•

appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result).

	Three Months Ended September 30,
	2008	2009
(in millions of constant Pesos)	(Unaudited)
Net comprehensive financing result:
Financial expense	(2,051)	(3,675)
Financial income	93	145
Results from valuation and liquidation of financial instruments	(2,829)	(308)
Foreign exchange result, net	(2,205)	213
Monetary position result	73	134
Net comprehensive financing result	(6,919)	(3,491)

Our comprehensive financing result improved from a loss of Ps6,919 million in the three months ended September 30, 2008 to a loss of Ps3,491 million in the three months ended September 30, 2009. The components of the change are shown above. Our financial expense increased approximately 79%, from Ps2,051 million in the three months ended September 30, 2008 to Ps3,675 million in the three months ended September 30, 2009, as a result of the effect of higher debt levels and interest rates as well as positive cross-currency swap effects in 2008. Our financial income increased approximately 56%, from Ps93 million in the three months ended September 30, 2008 to Ps145 million in the three months ended September 30, 2009. The increase was primarily attributable to higher investment amounts and interest rates in our Mexican, Spanish and Australian operations. Our results from valuation and liquidation of financial instruments decreased significantly, from a loss of Ps2,829 million in the three-month period ended September 30, 2008, to a loss of Ps308 million in the three-month period ended September 30, 2009. The decrease in our loss from financial instruments was primarily attributable to the closing of a significant portion of our derivatives instruments explained below. Our net foreign exchange result improved significantly from a loss of Ps2,205 million in the three-months ended September 30, 2008 to a gain of Ps213 million in the three-months ended September 30, 2009, mainly due to the appreciation of the euro against the dollar. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) in the three months ended September 30, 2009 increased approximately 84%, from Ps73 million in the three months ended September 30, 2008 to gain of Ps134 million mainly as a result of Egypt being qualified as an inflationary country starting in 2009.

Our financial expense for the three months ended September 30, 2009 does not include fees and expenses of approximately U.S.$459 million incurred in connection with our August 14, 2009 global refinancing that are being amortized over the life of the Financing Agreement.

Derivative financial instruments.

For the three months ended September 30, 2008, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross-currency swaps, including our derivative instruments related to the issuance of perpetual debentures by consolidated entities, equity forward contracts and interest rate derivatives related to energy projects.

As required in the context of our renegotiation of maturities with our bank lenders prior to entering into the Financing Agreement, during the first half of 2009, we closed a significant portion of our derivative instruments. Furthermore, during July 2009, we closed the Japanese Yen cross-currency swap derivatives associated with our perpetual debentures. Therefore, for the three months ended September 30, 2009, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a forward instrument over the TRI (Total Return Index) of the Mexican Stock Exchange and interest rate derivatives related to energy projects.

Income taxes.

Income taxes decreased from an income tax expense of Ps163 million in the three months ended September 30, 2008 to an income tax benefit of Ps342 million in the three months ended September 30, 2009. The decrease is mainly attributable to higher operating losses in several countries during the three months ended September 30, 2009 as compared to taxable income in the three months ended September 30, 2008.

Consolidated net income.

For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for the three months ended September 30, 2009 decreased approximately 7%, from Ps1,924 million in the three months ended September 30, 2008 to Ps1,787 million in the three months ended September 30, 2009. As a percentage of net sales, consolidated net income remained flat at 3% in the three months ended September 30, 2008 as compared to the same period in 2009.

Majority interest net income.

Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Minority interest net income.

Minority interest net income increased significantly, from a loss of Ps161 million in the three months ended September 30, 2008 to a gain of Ps171 million in the comparable period in 2009, mainly as a result of the absence of CEMEX Venezuela and our Canary Islands operations, which were included in our consolidated results in the three months ended September 30, 2008. Majority interest net income decreased by approximately 22%, from Ps2,085 million in the three months ended September 30, 2008 to Ps1,616 million in the comparable period in 2009. As a percentage of net sales, majority interest net income remained flat at 3% in the three months ended September 30, 2008 to the comparable period in 2009.

Recent Developments Relating to Our Divestitures of Assets

Completion of Sale of Australian Operations

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately A$2.02 billion (approximately U.S.$1.7 billion), of which we used approximately U.S.$1.37 billion to repay indebtedness under the Financing Agreement and approximately U.S.$248 million to strengthen our liquidity position. In addition, the sale of the Australian operations resulted in the deconsolidation of approximately U.S.$131 million in debt in connection with a credit facility for our Australian operations.

Recent Developments Relating to Our Capital Structure

Equity Offering

On September 28, 2009, we sold, in an SEC registered public offering and a public offering registered in México, a total of 1,495,000,000 CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1,782 million in net proceeds, all of which was used to prepay a portion of our indebtedness under the Financing Agreement. The CPOs were offered to the public at a price of Ps16.65 per CPO, and the ADSs were offered to the public at a price of U.S.$12.50 per ADS. The estimated net aggregate proceeds from the global offering were approximately U.S.$1,782 million.

As a result of the equity offering, the sale of our Australian operations and the application of the net proceeds therefrom, we have reduced our indebtedness under the Financing Agreement by U.S.$3.1 billion (covering all required amortization payments under the Financing Agreement though June 2011).

Convertible Securities Offering in Mexico

On November 11, 2009, we launched an exchange offer in Mexico directed to holders of CBs maturing on or before December 31, 2012, in order to exchange such CBs for mandatorily convertible securities of CEMEX, or the Convertible Securities. The Convertible Securities will be mandatorily convertible into newly issued CPOs, will accrue interest, payable in cash, at 10% per annum and will provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of an event of default. The offer period is scheduled to expire on December 9, 2009. The exchange offer sets forth a maximum amount of CBs to be exchanged which shall be equal to the number of Convertible Securities that will be mandatorily convertible into a maximum number of 400 million CPOs. The exchange offer is subject to the tender of CBs in a minimum amount of Ps.3.0 billion. This transaction will not result in cash proceeds to us or any of our subsidiaries. If successful, this transaction will extend debt maturities and will allow us to be able to treat the principal amount of the debt issued in the exchange as equity. See “Recent Developments—Recent Developments Relating to Our Capital Structure.” To this end, a registration statement relating to the Convertible Securities has been filed with the CNBV, which was approved on November 11, 2009. The offer period will expire on December 9, 2009 subject to exclusion pursuant to the terms of the exchange offer.

Key terms of the Convertible Securities include the following:

•

the conversion price will be determined by multiplying the volume-weighted average price of the CPO for 10 trading days prior to closing of the offer, times a conversion rate in the range of 1.62 to 1.65;

•	an interest rate of 10% annually, and will be payable every 91 days;

•	maturity at 3,640 days from the issuance date, or approximately 10 years, unless there is a conversion event before maturity;

•	interest payments and the cash penalty fee, if any, under the Convertible Securities are guaranteed by each of CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V.;

•	the Convertible Securities are mandatorily convertible to CPOs on the maturity date;

•

the Convertible Securities may also be converted upon the occurrence of an event of default or upon the initiation of a tender offer for the acquisition of CPOs or upon the CPOs reaching a certain price or upon CPOs ceasing to be listed;

•	we may force the conversion of the Convertible Securities if 85% of the then outstanding Convertible Securities have been converted;

•

if the Convertible Securities are converted as a result of the occurrence of an event of default, we are required to pay a cash penalty fee equal to the interest payable on the Convertible Securities for the next succeeding 365 days; and

•	the Convertible Securities will be subject to a lock-up and may not be traded until March 30, 2010.

We intend to place these securities with Mexican pension funds (sociedades de inversión especializadas en fondos para el retiro, or SIEFORES) and other investors outside the United States that are not U.S. persons in transactions exempt from registration under the Securities Act, in exchange for outstanding CBs previously issued in the Mexican capital markets. We intend to cancel CBs acquired through the exchange offer. The Convertible Securities and the CPOs issuable upon conversion, in any of the events specified above, have not been and will not be registered under the Securities Act or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Recent Developments Relating to Our Mexican Operations

In November 2009, we announced the completion of construction of the previously announced 167-wind turbine EURUS wind-driven power plant located in Oaxaca, Mexico. In April 2007, we entered into an agreement to purchase the energy generated by the power plant, which was constructed by Spanish construction company Acciona S.A. By the first quarter of 2010, the power plant is expected to generate up to 250 megawatts of electricity per year and supply approximately 25% of our energy needs for our Mexican cement plants. The power plant, which was financed by Acciona S.A., cost approximately U.S.$550 million.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

The following information updates the information contained in “Item 4—Information of the Company—Regulatory Matters and Legal Proceedings” of our 2008 annual report and the section entitled “Recent Developments—Recent developments relating to our regulatory matters and legal proceedings” in the September 6-K and should be read in conjunction therewith and with our consolidated financial statements for the six month periods ended June 30, 2008 and 2009 in the September 6-K.

Recent Developments Relating to Environmental Matters

Europe.    In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a greenhouse gas emissions allowance trading scheme within the European Union, i.e. it caps carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the cement and lime industries and the pulp, paper or board production business. Installations in these sectors have to monitor their emissions of CO2 and surrender every year allowances (the right to emit one metric ton of CO2) that cover their emissions. Allowances are issued by Member States according to their National Allocation Plans (NAPs). The NAPs not only set the total number of allowances for a given phase, but also define how they are allocated among participating installations. So far, most allowances have been allocated for free, but some member states sell up to 10% of their total allowance volume in auctions or on exchanges. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emissions caps can subject a company to heavy penalties.

Companies can also use credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European obligations. Credits for emission reduction projects obtained under these mechanisms are recognized, up to a certain level, under the European emission trading scheme as allowances substitutes. The main sources of those credits are projects registered under the so-called Clean Development Mechanism (CDM), but Joint Implementation (JI) credits are also eligible. The difference is mainly the host country: CDM projects are implemented in developing countries, JI projects in developed ones.

As required by the directive, each of the Member States established a NAP that defines the free allocation to each industrial facility for Phase II (2008 through 2012). Although the overall yearly volume of allowances in Phase II is significantly lower than that during Phase I of the ETS (2005-2007) we do not see any significant risk that CEMEX will be short of allowances in Phase II. This is the result of various factors, notably a reasonable allocation policy in some countries, our efforts to reduce emissions per unit of clinker produced, reduced demand for our products due to the current economic environment, and the use of certain risk-free financial instruments. We expect to be a net seller of allowances over Phase II. In addition, we are actively pursuing a strategy aimed at generating additional emission credits through the implementation of CDM projects in Latin America, Northern Africa and South-East Asia. Despite having already sold a substantial amount of allowances for Phase II, we believe the overall volume of transactions is justified by our most conservative emissions forecast, meaning that the risk of having to buy allowances in the market in the remainder of Phase II is very low. As of September 30, 2009, the price of carbon dioxide allowances for Phase II on the spot market was approximately €13.36 per ton. We are taking appropriate measures to minimize our exposure to this market while assuring the supply of our products to our customers.

On May 18, 2009, the Environment Ministry of the Republic of Latvia published the amount of allocation of EUAs from the New Entrants Reserve to our Broceni plant expansion project.

On May 29, 2007, the Polish government filed an appeal before the Court of First Instance in Luxembourg regarding the European Commission’s rejection of the initial version of the Polish NAP. The Polish government has thus issued allowances at the level already accepted by the European Commission which is lower than the Polish government proposal by 76MM EUA/a. However on September 23, 2009, the same Court annulled the Commission’s decision that reduced the number of EUAs in the Polish NAP ruling that such reduction is not justified, especially pointing out that the EU Commission should not ignore the historical and forecasted data provided by Poland to the Commission to establish the basis of the NAP allocation.

At this moment it is unclear if the Commission will appeal to the European Supreme Court, if the total amount of EUAs for the Polish NAP will be increased, or if any number of additional allowances that may be obtained by Poland would be allocated to the cement sector.

Tax Matters

Mexico.    During November 2009 the Mexican Congress approved a general tax reform, effective as of January 1, 2010. The general tax reform includes changes to the tax consolidation regime that will require a recapture of benefits obtained under consolidated tax returns for prior periods. Specifically, the tax reform requires taxes to be paid on items in past years that were eliminated in consolidation or that reduced consolidated taxable income. This tax reform will require CEMEX to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income.

For the 2010 tax year, Cemex will be required to pay tax at normal rates (30% for 2010 and years thereafter) on 25 percent of the total of those items that arose between the 1999 fiscal year and December 31, 2004. The remaining 75 percent will be payable as follows: 25 percent for 2011, 20 percent for 2012, 15 percent for 2013 and 15 percent for 2014. Any additional items arising after 2004 will be taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta).

We believe this tax reform violates the Mexican Constitution and that we have substantial grounds to contest the constitutionality of this new law in the Mexican courts. However, we cannot assure you that if we decide to contest the constitutionality in the Mexican courts we would prevail in any such challenge.

Antitrust Matters

Polish Antitrust Investigation.    During the period from May 31, 2006 to June 2, 2006, officers of the Polish Competition and Consumer Protection Office, or the Protection Office, assisted by police officers, conducted a search of the Warsaw office of CEMEX Polska Sp. ZO.O, or CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. The search took place as a part of the exploratory investigation that the head of the Polish Competition and Consumer Protection Office started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it about the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. In the notification it was alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions of cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On January 22, 2007, CEMEX Polska filed its response to the notification, denying that it committed the practices listed by the Protection Office in the notification. In its response, CEMEX Polska also included various formal comments and objections gathered during the proceeding, as well as facts supporting its position, and offered to prove that its activities were in line with competition law. On August 24, 2009, the Protection Office extended the proceeding until October 20, 2009. Collection of evidence in the case was closed on October 5, 2009. On that same day CEMEX Polska sent to the Protection Office a summary letter, in which it presented its position: that there are no grounds, based on evidence collected in the proceeding, to impose any penalties on CEMEX Polska. The decision of the competition authority on the case is expected by the end of 2009. According to the Polish competition law, the maximum amount of fine may reach 10% of the total revenues of a fined company from the previous year to the year, in which a decision on fine is issued.”

Antitrust Investigation in the U.K. and Germany.    Between November 4 and 6, 2008, officers of the European Commission, assisted by local officials, conducted an unannounced inspection at our offices in the United Kingdom and Germany. The European Commission alleges that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 81 of the EC Treaty and/or Article 53 of the EEA Agreement and abusive conduct in breach of Article 82 of the EC Treaty and/or Article 54 of the EEA Agreement. The allegations extend to several markets worldwide, including in particular the European Economic Area. If those allegations are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. On September 30, 2009 the European Commission requested information from our offices in the U.K. and Germany by sending two follow-up questionnaires, the first one seeking to clarify the information gathered during the inspection and the second concerning economic data. The deadline to reply has been extended twice and is currently November 16, 2009 for the first questionnaire and December 7, 2009 for the second. We will continue to cooperate with the European Commission officials in connection with this investigation.

Antitrust Investigation in Spain.    On September 22 and 23, 2009, the officers of the European Commission, in conjunction with local officials of the Spanish national competition enforcement authority (Comisión Nacional de la Competencia or CNC), conducted an unannounced inspection at our offices in Spain. The European Commission alleges that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 81 of the EC Treaty and/or Article 53 of the EEA Agreement and abusive conduct in breach of Article 82 of the EC Treaty and/or Article 54 of the EEA Agreement. The allegations extend to several markets worldwide, including in particular the European Economic Area. If those allegations are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. We fully cooperated and will continue to cooperate with the European Commission officials in connection with the inspection. The CNC investigative department (Dirección de Investigación) carried out its inspection separate and apart from that of the European Commission on September 22, 2009, in the context of an investigation relating to possible anticompetitive practices in the production and distribution of cement, mortar, concrete ready-mix and aggregates within the Spanish territory. We fully cooperated and provided the CNC inspectors all the information requested.

Antitrust Cases in Egypt.    On October 4, 2007, all Egyptian cement producers (including Assiut Cement Company, or CEMEX Egypt) were referred to the public prosecutor for an alleged agreement on price fixing. The country manager and director of sales of CEMEX Egypt were both named as defendants. The case was referred to criminal court on February 13, 2008. Hearings on this matter have taken place, during which witnesses were heard and defenses were presented. The final court hearing was held on August 25, 2008. At this hearing, the court announced its decision imposing the maximum penalty of 10 Million Egyptian Pounds (approximately U.S.$1.8 million) on each person accused. CEMEX Egypt was required to pay a fine of 20 Million Egyptian Pounds (approximately U.S.$3.6 million), since its two executives named above were found guilty. An appeal has been filed by all cement companies to challenge the judgment of the First Instance Court. After an initial hearing of the Court of Appeals we deposited at the Court of Appeals’ cashier the fine. The last hearing of the Court of Appeals was held on December 31, 2008, and it decided to support the accusation and confirm the fine. We decided not to proceed with a further appeal to the Court of Cassation and paid the fine.

On July 29, 2009, two Egyptian contractors filed a lawsuit against four cement producers, including CEMEX Egypt, claiming a compensation of 20 Million Egyptian Pounds (approximately U.S.$4 million) from the four cement producers (5 Million Egyptian Pounds or approximately U.S.$1 million from each defendant). The plaintiffs are using as a precedent the case mentioned in the prior paragraph and as a main proof of their allegation, an Egyptian Court decision convicting all cement producers in Egypt of antitrust activities and price fixing. This case is the first of its kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 of the year 2005, and the two contractors are not customers of Assiut Cement Company. This case is currently being reviewed by Egypt’s First Instance Court and the next court hearing is scheduled for November 26, 2009. The Plaintiffs may present additional evidence until December 16, 2009. This claim might cause a material adverse impact if it were to become a precedent and therefore may create the risk of future similar claims.

Antitrust Cases in Florida.    In October 2009, CEMEX Corp. and other cement and concrete suppliers were named defendants in a proposed class action by a group of construction and building materials companies alleging price-fixing in Florida. According to the lawsuit, the defendants are alleged to have conspired to raise the price of cement and concrete and hinder competition in Florida. CEMEX Corp. intends to defend itself in this litigation and at this early stage is unable to assess its likelihood of success.

Other Legal Proceedings

Puerto Rican Personal Injury Lawsuit.    On April 21, 2007, the First Instance Court for the Commonwealth of Puerto Rico issued a summons against Hormigonera Mayagüezana Inc., seeking damages in the amount of U.S.$39 million, after the death of two people in an accident in which a Hormigonera Mayagüezana Inc. concrete mixer truck was involved. This case was handled by the insurance company (AON) since the claim was covered by the CEMEX insurance policy. The insurance company settled the case on June 2009 for approximately U.S.$1.05 million, which was covered completely by the insurance policies and not CEMEX Puerto Rico. A final ruling dismissing the case was issued by the Court on September 4, 2009. In the ruling the Court acknowledged and accepted, without limitation, the settlement agreement reached by the parties which covered all claims. The settlement agreement, awarded a specific amount in compensatory damages to each of the plaintiffs, as well as a full voluntary dismissal and waiver of all filed and future related claims against all defendants in the case.

Florida Lawsuit Relating to the Brooksville South Project.    In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Construction Materials Florida, LLC, alleging delay damages, seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry is seeking U.S.$60 million as compensation. CEMEX Construction Materials Florida, LLC filed a counterclaim against AMEC. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC as the guarantor of the Design/Build contract. CEMEX answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX also asserted certain third-party claims against AMEC, plc and FLSmidth. In March 2009, FLSmidth filed a motion to dismiss CEMEX’s third-party complaint. In May 2009, AMEC/Zachry filed its Second Amended Complaint joining FLSmidth as a co-defendant in the lawsuit and asserting claims for negligence and negligent misrepresentation. As a result of AMEC/Zachry joining FLSmidth as a co-defendant, CEMEX filed its First Amended Complaint converting its previously filed third-party claims into cross-claims against FLSmidth, including each claim previously asserted against FLSmidth, but also adding a claim for tortious interference. This activity mooted FLSmidth’s motion to dismiss. In July 2009, FLSmidth filed a motion for summary judgment seeking dismissal of AMEC/Zachry’s claims for negligence and negligent misrepresentation arguing that the economic loss rule precludes such claims due to the absence of privity, personal injuries or damage to other property. The court recently ordered FLSmidth to participate in e-discovery. In August 2009, FLSmidth filed a motion for summary judgment against CEMEX arguing that CEMEX’s tort claims and extracontractual claims should be dismissed because such claims are nothing more than attempts to circumvent the economic loss rule and the parties’

contractual allocation of risks. On October 13, 2009, CEMEX amended its cross-claim against FLSmidth to include a fraudulent inducement cause of action. If CEMEX is successful in this claim, the contract with FLSmidth will be voided. On October 15, 2009, the court conducted an oral hearing on FLSmidth’s motions for summary judgment. On November 11, 2009, the court also conducted a hearing on CEMEX’s motion for leave to amend its claim against FLSmidth to add additional claims described above. Discovery remains in its preliminary stages, and therefore we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Construction Materials Florida, LLC or CEMEX Materials, LLC.

Litigation Relating to the Proposed Sale of our Austrian and Hungarian Operations.    On July 31, 2008, we entered into a share purchase agreement (the “SPA”) to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups, for €310 million (approximately U.S.$433 million). On February 11, 2009, the Hungarian Competition Council, or the HCC, approved the sale subject to the condition that the purchaser sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht), or the ACC, approved the sale subject to the condition that Strabag SE had to sell to a third party certain ready-mix concrete plants, including the “Nordbahnhof” plant in Vienna. On June 9, 2009, Strabag SE appealed the decision of the ACC requesting that the obligation to sell the Nordbahnhof plant be replaced by another equivalent obligation. This appeal had the effect of delaying the satisfaction of the antitrust condition precedent under the SPA. On June 8, 2009, the Austrian competition authority also appealed the decision of the ACC requesting the amendment of such decision in order to modify the obligation to sell the “Nordbahnhof” plant and replace it with another equivalent obligation. On July 1, 2009, Strabag SE gave notice of purported rescission of the SPA because the antitrust condition precedent under the SPA could not be satisfied before June 30, 2009. On the same day, CEMEX notified Strabag SE that the rescission was invalid and warned that it would commence arbitration proceedings. On July 8, 2009, Strabag SE withdrew its appeal against the ACC’s decision. On August 3, 2009, the Austrian competition authority also withdrew its appeal. Since then, CEMEX has notified Strabag SE that it considered Strabag SE as having breached its obligations under the SPA by unlawfully terminating such agreement. CEMEX contends that the SPA was still valid and binding. On October 19, 2009, CEMEX (through its subsidiary RMC Holding B.V.) filed a claim against Strabag SE before the International Arbitration Court of the International Chamber of Commerce, requesting that it declare invalid the termination of the SPA on behalf of Strabag SE and claiming the payment of damages caused to CEMEX as a result of such breach of the SPA by Strabag SE.

On November 19, 2009, Strabag SE requested an extension of 60 days for filing the answer to the request for arbitration and nominated a co-arbitrator. The next day CEMEX objected to this extension, and the court has resolved to grant Strabag SE a preliminary 30-day extension for filing their answer.